[The New Online Company Letterhead]

December 23, 2013

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:                             The New Online Company

Registration Statement on Form 10

Filed November 22, 2013

File No. 001-36219

The New Online Company (the “Company,” “we,” “us” or “our”) acknowledges receipt of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2013, with respect to the above-referenced Registration Statement on Form 10 (the “Form 10”). The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment. In connection with the Company’s response to each comment the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment

General

1.              Please file your exhibits as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding them.

Response

The Company has filed the following exhibits to Amendment No. 1:

•                  Exhibit 2.1 — Form of Separation and Distribution Agreement by and between Digital Generation, Inc. and The New Online Company;

•                  Exhibit 10.1 — Form of Transition Services Agreement by and between Digital Generation, Inc. and The New Online Company;

•                  Exhibit 10.2 — Form of Tax Matters Agreement by and between Digital Generation, Inc. and The New Online Company;

•                  Exhibit 10.3 — Form of Employee Matters Agreement by and between Digital Generation, Inc. and The New Online Company;

•                  Exhibit 10.4 — The New Online Company 2014 Incentive Award Plan;

•                  Exhibit 10.5 — Form of Indemnification Agreement;

•                  Exhibit 10.6 — Agreement, dated as of October 7, 2013, by and among Alex Meruelo Living Trust, Meruelo Investment Partners LLC and Alex Meruelo, and Digital Generation, Inc.; and

•                  Exhibit 21.1 — Subsidiaries of The New Online Company.

The Company understands that the Staff requires a reasonable amount of time for review.

Comment
Exhibit 99.1 Information Statement

2.              We note a number of blank spaces throughout your information statement. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Response

We have revised the information statement to address the blank spaces and provided additional information as needed.

Comment

Information Statement Summary

3.              We note you are a “leading” independent global ad management and distribution platform. Please revise to indicate the measure by which you determined that you are a leader in your industry, be it based on revenues, market share, or some other standard.

Response

We have revised the disclosure on pages 1 and 13 to indicate the measure by which we determined that we are a leader in the industry.

Comment
Business, page 13

4.              We note that you engage with publishers, ad agencies and advertisers. Please revise your disclosure here and throughout your registration statement to provide a brief description of each of these types of entities including a description of their business and their role and relationship to the other parties in the online advertising business. Additionally, please clarify who your customers are as opposed to users that engage with advertisements. Explain the actions and relationships among your customers, you and end users receiving and engaging with advertisements and respective revenue generation.

Response

We have revised the disclosure on page 13 to provide additional information regarding publishers, ad agencies and advertisers, clarified our customers and explained the actions and relationships among our customers, us and end users receiving and engaging with advertisements and respective revenue generation.

Comment
Business, page 13

5.              Please explain in greater detail how you eliminate potential conflicts with advertisers since you do not own any advertising inventory in the context of how competitors typically operate their business.

Response

Publishers make money by selling their inventory to advertisers. The more audiences the publishers attract the more money they make. Advertisers and agencies on the other hand desire to reach their audiences in the most cost-efficient manner possible. When publishers and advertisers/agencies negotiate, publishers want the highest fees for their advertising impressions and advertisers/agencies want to pay the least amount possible. Some players in the industry own inventory and at the same time provide campaign management tools to agencies and advertisers. We believe that owning advertising inventory has the potential to create conflicts of interest due to the opposing negotiating positions between publishers and advertisers/agencies and the competition between publishers to earn the highest fees for their inventory, and the competition between advertisers/agencies to pay the lowest fees for inventory. Our positioning eliminates potential conflicts with advertisers since we do not own any advertising inventory, allowing us to provide unbiased insight and analysis into our customers’ campaigns and strategies and ensuring our customers’ proprietary data remains protected.

Comment
Business, page 13

6.              We note your risk factor disclosure on page 26 discussing issues related to click-through fraud or other invalid clicks. Please revise your Business section to discuss the significance of click-through actions to revenue generation, reputation or customers, for example.

Response

We have revised the disclosure on page 14 to provide additional information regarding the significance of click-through actions to revenue generation, reputation or customers.

Comment
Business, page 13

7.              Similarly, you discuss the significance of the number of impressions served in your Management’s Discussion and Analysis on page 52. Revise your Business section to discuss the role and significance of ad impressions to your business including who creates them, whether you purchase them and how they fit within your business model.

Response

We have revised the disclosure on pages 13 and 14 to provide additional information regarding the role and significance of ad impressions to our business including who creates them, whether we purchase them and how they fit within our business model.

Comment
Industry Background and Strategy, page 14

Organization, page 14

8.              We note that you seek to enhance your HTML5 and cross device capabilities to ensure formats work and measure delivery across all devices and channels. Please expand your discussion in the Business section to disclose in greater detail the current limitations to measuring ad delivery and formatting.

Response

We have revised the disclosure on page 15 to provide additional information regarding the current limitations to measuring ad delivery and formatting.

Comment
Products and Services, page 15

9.              Please revise this section to discuss with specificity how you accumulate, store and present data about the advertising activities of a specific brand. For example, discuss the technology and systems used including hardware and software or other less tangible assets employed. Describe the role of these assets in your business.

Response

We have revised the disclosure on pages 15-18 to provide additional information regarding how we accumulate, store and present data about the advertising activities of a specific brand as well as the role of these assets in our business.

Comment
Products and Services, page 15

10.       Explain how the workflow for negotiating and buying online media from publishers is automated by your products and services.

Response

Today, a significant percentage of the sales transactions in online media involve a combination of phone based negotiation and emailed spreadsheets. Our Smart Planning product provides advertisers and agencies with the ability to automate the request for proposal process. Through our online tool, media agencies can provide publisher sales organizations with criteria for their media buys and publisher sales organizations can submit campaign proposals online. The Smart Planning product enables an online negotiation with full negotiation history and once finalized, an insertion order that confirms the media buy is automatically generated. Smart Planning automates the negotiation order process and lowers the number of mistakes. In addition, our Smart Planning product allows advertisers to use previously accumulated data about the advertising activities of the specific brand or other brands in the same industry in planning and buying media for new campaigns. In addition, our platform enables advertisers to research optimal media inventory for a particular company and provides advertisers with relevant historic performance and cost data across different publishers. Without Smart Planning all of this data is siloed in separate databases. Smart Planning simplifies and automates the data collection and speeds up the planning and negotiation process.

Comment
Customized Services, page 16

11.       Please revise your disclosure to discuss in greater detail what your “range of optional customized professional services” based on specific customer needs consists of by describing what trafficking, creative production and quality assurance, research and analysis, custom reporting and data integration consist of specifically. Include disclosure about what resources or assets you employ to provide the above services.

Response

We have revised the disclosure on page 18 to provide additional information regarding what our “range of optional customized professional services” based on specific customer needs consists of by describing what trafficking, creative production, quality assurance, research and analysis, custom reporting and data integration consist of specifically as well as what resources or assets we employ to provide the above services.

Comment
Markets and Customers, page 16

12.       Provide examples of entities that are advertisers and agency partners for context.

Response

Advertisers - Nike, Sony, Toyota, Volkswagen, H&M, McDonalds, Vodafone and MasterCard.

Partner Advertising Agencies - Mediacom, Mindshare, Universal McCann, ZenithOptimedia, OMD, Zed Media, MEC and Media Contacts.

Comment
Risk Factors, page 21

The markets in which we operate are highly competitive and competition may…page 21

13.       In the fourth paragraph of this risk factor, you state that it is likely that there will be more pressure on the relevance of the kind of third party cookies that you use as a result of media companies with browser businesses having greater access to customer data. Please revise this section to expand this discussion to characterize the potential impact of this trend. For example, whether your business would see an increase in cost to access customers using methods other than cookies, or would seek new technologies to reach customers, etc.

Response

We have revised the disclosure on page 24 to provide additional information regarding the potential impact that media companies with browser businesses and greater access to customer data could have on the kind of third party cookies that we use.

Comment
The markets in which we operate are highly competitive and competition may…page 21

14.       Additionally, you discuss the advantage of cooperative relationships among competitors or with third parties including pricing and bundling. Please revise your disclosure where appropriate to discuss any similar cooperative relationships you have entered into to gain a competitive or other advantage.

Response

We have revised the disclosure on pages 24 and 25 to provide additional information regarding cooperative relationships with competitors or with third parties including pricing and bundling we have entered into to gain a competitive or other advantage.

Comment
Our business depends on strong brand reputation, and if we are not able to…page 28

15.       Please revise this risk factor and other sections as appropriate to describe your brand with greater specificity, for example, stating your brand name(s), trademarked products or other relevant products or services you view as valuable to your reputation.

Response

We have revised the disclosure on pages 17,18 and 30 to provide additional information regarding our brand including our brand names, trademarked products or other relevant products or services we view as valuable to our reputation.

Comment
Privacy concerns could lead to legislative and other limitations on our ability…page 35

16.       We note your discussion regarding the regulatory limits and policies regarding privacy. Please revise your disclosure here and where appropriate to discuss what user information you collect, whether it is retained, anonymized and how it is otherwise protected.

Response

We have revised the disclosure on page 37 to provide additional information regarding what user information we collect, whether it is retained, anonymized and how it is otherwise protected.

Comment
Cautionary Statement Concerning Forward-Looking Statements, page 40

17.       Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the PSLRA or make clear that the safe harbor does not apply to you.

Response

We have revised the information statement to delete any references to the PSLRA.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

18.       With respect to the pro forma adjustment for trade receivable, please include a footnote stating that such receivable relates to DG’s television business, for which Extreme Reach is responsible for collection as reported on page 39. Additionally, tell us:

a. how much of these receivables have been collected subsequent to September 30, 2013;

b. how you concluded that collectability is assured since Extreme Reach is responsible for the collection.

Response

We have revised pro forma adjustment footnote 1 on page 47 to include additional disclosure stating that with respect to trade receivables, such receivables relate to DG’s television business, for which Extreme Reach is responsible for collection.

a.  As of December 19, 2013, $32.5 million of the trade receivables have been collected.

b.  We believe the amount of trade receivables related to DG’s television business is collectable, as it is reported net amount after taking into consideration an allowance for doubtful accounts of approximately $1.8 million. DG estimates its allowance for doubtful accounts by applying historical loss ratios to each account based on each customer’s aging as of the balance sheet date. Data to support the loss ratios has been collected for some time, and DG believes it to be a reliable source for estimating future losses. Following the acquisition by Extreme Reach, DG’s existing collection team, with its relationships with DG’s customers, will move over to Extreme Reach. We do not anticipate a significant change in DG’s collection procedures which would cause us to believe our historical loss ratios are no longer credible in anticipating future losses.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

19.       Refer to footnote 1 on page 45. Tell us whether there is any relationship between the cash and all working capital of DG’s historical television business that will be contributed to the company and the $45 million investment in Preferred Stock that Extreme Reach may request from you.

Response

There is no relationship between the cash and all working capital of DG’s historical television business that will be contributed to the company and the $45 million investment in Preferred Stock that Extreme Reach may request from us.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

20.       Refer to footnote 2 on page 46. Please revise herein and elsewhere in the filing to include the significant terms of Extreme Reach’s preferred stock. Disclose under what circumstances New Online is required to invest in Extreme Reach and the business reasons behind this request.

Response

We have revised the disclosure on page 48 to provide additional information regarding the significant terms of Extreme Reach’s preferred stock and under what circumstances The New Online Company is required to invest in Extreme Reach and the business reasons behind this request.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

21.       Tell us why you believe that receipt of a $5 million fee from Extreme Reach at closing is “the most likely outcome” in the integrated transaction.

Response

The potential investment in Extreme Reach was agreed to in an effort to ensure that there was adequate equity investment in Extreme Reach in order for Extreme Reach to obtain the necessary debt financing. Due to the volatility in the debt markets, the Company foresaw the potential risk that if the debt markets softened prior to Extreme Reach obtaining financing commitments, consummation of the transaction could be at risk without the additional equity investment by The New Online Company. Since the initial deal was signed, debt markets have remained stable, and the Company now believes Extreme Reach will be able to obtain the necessary financing, and does not anticipate that The New Online Company’s investment will be necessary. As a result, the additional $5 million payment by Extreme Reach to the Company is expected to occur.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

22.       On page 37, you stated that “some contracts and other assets which will need to be transferred or assigned from DG or its affiliates” … may require the consent or involvement of a third party, without which, “The New Online Company may not be entitled to the benefit of such contracts and other assets in the future.” Tell us in detail about the nature of these contracts and assets and whether your pro forma presentation is predicated on the assumption that such consent will be granted on a more likely than not basis.

Response

We note your comment and have removed the risk factor. Since the initial filing of the Form 10, we have made significant progress in planning for the separation of The New Online Company from DG, and no longer foresee this as a significant risk.

Comment
Unaudited Pro Forma Condensed Combined Balance Sheet, page 45

23.       We note that in connection with the spin-off and merger transaction, DG will terminate each named executive officer’s agreement and pay the executive officer his respective severance payment captioned under “change in control” on pages 100-103. Tell us how you gave effect to such severance agreements in the pro forma balance sheet.

Response

The termination benefits to be paid to DG’s named executive officers are governed by agreements between the employee and DG and will be settled immediately prior to the merger. As such, The New Online Company is not a party to the agreements and no adjustment to its historical balance sheet is necessary. We have added additional disclosure to the Pro Forma Note 1 on pages 47 and 48 to clarify that final amounts may be different from the amounts shown as of

September 30, 2013 and that cash balances received from DG will be reduced by transaction costs that will be due upon the closing of the transaction.

Comment
Unaudited Pro Forma Condensed Combined Statements of Operations, page 48

24.       Refer to page 48. Tell us why the majority of DG’s total corporate overhead that will shift to The New Online Company is expected to approximate 70-75% of the total current DG corporate overhead going forward.

Response

After the spin-off, The New Online Company will be significantly smaller than DG and expects to reduce corporate overhead in many ways.  For example, we plan to reduce the size of the executive team (namely the elimination of the Executive Chairman), the amount of corporate insurance programs, and the cost of the annual audit.

Comment
Management’s Discussion and Analysis…page 50

The New Online Company, page 51

25.       We note the significance of international revenues and that you manage campaigns in over 78 countries. Please revise to discuss in greater detail any trends in the locations of campaigns with attention to discussion of any limitations on your ability to repatriate profits from foreign markets to the United States. We note the risk factor on page 38.

Response

As of December 31, 2012, there was an aggregate of $51.2 million in inter-company debt owed by the non-US subsidiaries of the New Online Company.  We not believe that there are any limitations on repatriating this inter-company debt as the debt principal can be repaid to the United States without incremental foreign or US income taxes.  The Company believes that the repayment of inter-company debt principal to the United States will be more than sufficient for repatriation of overseas cash for the foreseeable future.  In the unlikely event additional repatriation of foreign cash is necessary, the Company may incur foreign and/or US income taxes. We have revised our existing disclosure in the Sources of Liquidity section on page 63 to state that all of our foreign cash can be repatriated into the United States with little or no adverse tax consequences.

Comment
Revenues, pages 52, 54 and 56

26.       In the penultimate paragraph on page 28, you referred to the importance of delivering solutions and services to users of alternative devices (i.e., mobile, game consoles and television set-top devices). Please disclose what portion of your revenues was derived from solutions and services related to these alternative devices.

Response

We have not revised the disclosure to provide amounts, since these emerging services have not yet provided significant revenues. For the nine month period ended September 30, 2013, revenues from mobile devices were $2.5 million, or 2% of total revenue; we have not yet generated any revenue from game consoles and television set-top devices.

Comment
Cost of Revenues, pages 52, 54 and 56

27.       Please describe the significant components comprising your cost of revenue and their related behavior for all periods presented.

Response

Components of our cost of revenues are as follows:

				As a % of Revenue
	Nine Months Ended		% Change	Nine Months Ended
	September 30,		2013 vs.	September 30,
	2013	2012	2012	2013	2012

Salary, benefits, and travel	$21,096	$21,806
Stock-based compensation	397	724
Total People-related costs	$21,493	$22,530	(5)%	19%	23%
Facilities	3,377	3,700	(9)%	3	4
Creative services	5,594	5,128	9%	5	5
Platform bandwidth and connectivity	3,690	3,779	(2)%	3	4
Trading - cost of media	4,972	2,610	90%	4	3
Other	244	246	(1)%	—	—
	$39,370	$37,993	4%	35%	38%

People-related costs decreased $1.0 million, or 5% during the 2013 period over the prior period, primarily as a result of a reduction in workforce by eliminating redundant employees acquired in the 2011 acquisitions. As a percentage of sales, people-related costs declined from 23% in 2012 to 19% in 2013, as a result of efficiencies gained by completing the integration of our ad serving platforms. Facilities costs declined by $0.3 million or 9%, and declined from 4% of revenue in 2012 to 3% of revenue in 2013 as a result of integration efforts resulting in the consolidation of redundant office space and space reductions in some of our locations. Creative services increased by $0.5 million or 9%, primarily as a result of an increase in creative services revenue; remaining consistent at 5% of revenue year over year. Platform bandwidth and connectivity costs declined by $0.1 million or 2% in 2013 vs. 2012 as a result of cost savings from integration efforts to migrate customers onto a single platform. Trading costs, which includes the cost of buying media time increased by $2.4 million or 90% as a result of a similar increase in trading revenues. As a percentage of total revenues, trading costs were up slightly from 3% in 2012 to 4% in 2013. However, when compared to trading revenues, trading margins actually improved in 2013, up to 25% as compared to 19% in 2012.

Comment
Cost of Revenues, pages 52, 54 and 56

28.       Per your statement, the decrease in cost of revenues as a percentage of revenue is due to efficiencies gained by completing the integration of your ad serving platforms. If your future cost trends are expected to materially differ from your historical cost of revenue experience, please expand your disclosure accordingly. In this regard, we note on page 36 that you will need to make investments to replicate or outsource certain systems, infrastructure and functional expertise which will be costly to implement, without access to DG’s existing infrastructure following the spin-off.

Response

The integration of our three platforms was completed during 2013, so we do not believe future cost trends will be materially different from the amounts incurred in 2013. Furthermore, the risk factor on page 39 primarily relates to corporate overhead, and specifically, the ongoing costs of being a public company, which we have accounted for in our general and administrative expenses.

We have added a forward looking statement to our MD&A section to disclose that corporate overhead for The New Online Company will increase after the spin-off.

Comment
Board Composition and Director Independence, page 69

29.       Please revise this section to describe the manner set forth in the settlement agreement with Meruelo Stockholders by which two directors will be appointed. Additionally, we note the Press Release from Digital Generation, Inc. dated October 7, 2013 filed as Exhibit 99.1 to their Form 8-K filed on the same date. Please expand your disclosure to clearly explain how each of the seven directors will be nominated or appointed including processed for putting forth candidates for the Meruelo Stockholder appointed seats.

Response

We have revised the disclosure on pages 69 and 70 and in Footnotes 10 and 12 on pages F-18 and F-57, respectively to provide additional information regarding how each of the seven directors will be nominated or appointed including the processes for putting forth candidates for the Meruelo Stockholder appointed seats.

Comment
10. Litigation, page F-19

30.       We note that DG entered into an agreement with the Meruelo Stockholders concerning DG’s Board of Director nominees and certain governance changes. Please disclose how this agreement will impact your Company and what your obligations are in relation to this agreement following the spin-off. Also tell us what consideration, if any, was given to the Meruelo trust to drop the litigation and for the right to nominate two seats to the Board of Directors.

Response

We have revised the disclosure on pages 69 and 70 and in Footnotes 10 and 12 on pages F-18 and F-57, respectively to provide additional information regarding how this agreement impacts us and our obligations in relation to this agreement following the spin-off.

The Meruelo Stockholders agreed to dismiss the litigation with prejudice and to vote in favor of the proposed merger with Extreme Reach in exchange for nominating one candidate to the Board of Directors of The New Online Company (Mr. Gutierrez) and for the right to propose up to three candidates for a seventh seat on our Board of Directors in a selection process as disclosed in the revision to pages 69 and 70. Further, as disclosed by DG in its Form 8-K filed on October 7, 2013, DG agreed to pay up to $119,000 to the Meruelo Stockholders toward their costs of the litigation.

Comment
Combined Statements of Cash Flows, page F-24

31.       Tell us your basis for presenting contributions from parent on a “net” basis, and why all such contributions are reported under financing activities.

Response

We acknowledge that in most instances, gross presentation is generally more useful to the users of financial statements. We considered the guidance in ASC 230-10-45-8 related to exceptions to gross presentation to certain items, when the turnover is quick, the amounts are large, and the maturities are short.

We have presented contributions from the parent on a net basis because:

•                  the vast majority of the activity was funded from the parent, and any amount paid back to the parent was short-lived, since the entity was generating negative cash flow from operations (i.e. quick turnover);

•                  amounts contributed by the parent were substantial; and

•                  while the reference to “maturities” is not relevant for inter-company equity transactions, the amounts were in effect payable by either party on demand.

Furthermore, we believe presenting such information on a gross basis would not be necessary for a user of the financial statements to understand the essence of The New Online Company’s financing arrangements with its parent.

We also note that the historical presentation of net vs. gross will become irrelevant following the separation from DG and the Company becomes a stand-alone entity.

Since the net amounts received from the parent were in the form of additional equity contributions, a source of financing  for us, we believe that presenting such amounts under financing activities is most appropriate.

For purposes of deriving the carve-out financial statements, inter-company transactions are considered to be effectively settled when the underlying transaction was settled in cash.  We have added additional disclosure to Footnote 11 of the financial statements to make this clear.

We acknowledge that there are non-cash components of the net change in the parent company investment and thus, we incorporated tabular presentation in this regard in Footnote 11 to the financial statement footnotes to provide transparency to the readers of the financial statements and reconcile the two amounts.

Comment
Revenue Recognition, page F-29

32.       On pages 15-16, we note your description of various online campaign management product and service offerings over the lifecycle of an advertising campaign suggestive of revenue arrangements with multiple deliverables. Please expand your disclosure to address your basis of accounting for each significant unit of accounting within an advertising arrangement, including the period and pattern of revenue recognition applicable to each and a stand-alone value analysis for delivered items.

Response

We do not have revenue arrangements with multiple deliverables. As is common in the advertising industry, we commonly market our services as “products and services” and refer to “product lines,” but in substance, we are solely a service provider. We do not sell products or licenses to customers. We operate a self-service advertising platform that allows customers access to all of the services we provide, and our revenue is generated based on the “clicks” or CPM which ultimately depends on the success of the client’s advertising campaign. We bill our clients monthly based on actual CPM volumes, at the agreed-upon price per click.

In addition to CPM revenue, which is how we generate the vast majority of our revenue, we also provide customized services, which require us to perform work on the campaign before it goes “live.” An example of customized services would be creative work or modifying/creating a unique ad format especially for the client’s campaign. In such arrangements, we bill our clients on a per hour basis, instead of bundling the service into our CPM rate, to insure that we at least recoup our upfront costs in the event the client’s campaign is less successful than expected.

Advertising campaigns generally have a very short life cycle, usually just a few weeks, since all advertising becomes less relevant to consumers after the first viewing. As such, the time frame over which we generate revenue on our client’s campaign is also very short, which makes the issue of multiple-element revenue arrangements less relevant to our business.

Comment
Revenue Recognition, page F-29

33.       We further note on page 17 that you work with publishers who opt to sponsor your fees and bundle them with the media fees that they charge to the agency and advertiser. Please discuss this type of arrangement in your revenue recognition policy, including similar arrangements with significant third party involvement and state your basis for concluding who is the primary obligor in the arrangement.

Response

We have revised the disclosure on page F-29 to describe our selling arrangements with publishers and advertising agencies in Footnote 2 - Summary of Significant Accounting Policies of our financial statements.

Comment
Revenue Recognition, page F-29

34.       Please disclose on page 65 your most critical accounting estimates with respect to revenue recognition, which supplement but do not duplicate the related note in the financial statements.

Response

We do not believe additional disclosure to critical accounting estimates is necessary, as there is very little need for judgment or the use of estimates in our revenue recognition process. We do maintain an allowance for credit memos which has historically been immaterial.

Comment
Goodwill and Intangible Assets, page F-43

35.       It appears that you have only reporting unit for goodwill impairment testing purposes. Tell us how you evaluated your business components and concluded that you only have one reporting unit.

Response

After the acquisitions of MediaMind and EyeWonder in 2011, we began migrating all activity onto a single platform. During this period of integration, separate financial information for each entity that makes up the Company was not meaningful on a stand-alone basis, as it did not accurately reflect the stand-alone performance of the entity, since revenues and costs were in varying stages of migration. Our Chief Operating Decision Maker (“CODM”) only reviews the performance of the business on a combined basis.

We have evaluated the criteria in ASC 280-10-50-1 that outlines the definition of an operating segment as a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

In this regard, we conclude that we have one operating segment because our CODM reviews operating results for the business only in total.

Comment
8. Income Taxes, page F-53

36.       Based on your sources of revenue, it appears that a significant portion of your earnings is derived from your foreign operations. On page 39, in connection with your cash generating ability, you referred to the “tax consequences of The New Online Company’s repatriation of overseas cash.” In light of the fact that following the spin-off, you will no longer have access to DG’s financial resources, please tell us how you are able to conclude hereunder that you intend to reinvest foreign undistributed earnings indefinitely. If estimable, please tell us how you considered disclosure or accrual of such deferred tax consequences in your financial statements, including a related discussion in the Liquidity Section of your MD&A.

Response

As of December 31, 2012, there was an aggregate of $51.2 million in inter-company debt owed by the non-US subsidiaries of the New Online Company.  We not believe that there are any limitations on repatriating this inter-company debt as the debt principal can be repaid to the United States without incremental foreign or US income taxes.  The Company believes that the repayment of inter-company debt principal to the United States will be more than sufficient for repatriation of overseas cash for the foreseeable future.

Comment
Segment Information, page F-58

37.       We note that 57% of your revenue is attributable to foreign jurisdictions. On page F-53, you further stated that your foreign subsidiaries have “significant net assets, liquidity and other financial resources to meet their operational and capital investment requirements.” Elsewhere in the risk factors on pages 30 — 32, you cited the risks of operating internationally, due to “varying degrees of regulation in each of the jurisdictions” and “additional management attention and resources in order to tailor (y) our products, services and solutions to the unique aspects of each country.” Tell us your consideration of each major geographical region as an operating segment. Refer to ASC 280-10-50.

Response

As we describe in Comment 35, the Company’s CODM reviews the performance of the Company on a combined basis. While we do periodically report revenues by geographic region, we do not report an earnings performance measure, since doing so would not be meaningful due to the significant amount of shared costs in maintaining a common platform. As such, we do not believe our major geographical regions meet the definition of an operating segment.

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Please feel free to contact me at (972) 581-2046 or William P. O’Neill at (202) 637-2275 of Latham & Watkins LLP if you have any questions regarding our responses above.

Very truly yours,

/s/ Sean N. Markowitz
Sean N. Markowitz
General Counsel and Corporate Secretary

cc:	Kate Beukenkamp, SEC Attorney Advisor
Celeste M. Murphy, SEC Legal Branch Chief
Neil H. Nguyen, Chief Executive Officer, Digital Generation, Inc.
Craig Holmes, Chief Financial Officer, Digital Generation, Inc.
William P. O’Neill, Latham & Watkins LLP